Announcing for Subsidiary, Light Era Development Co., Ltd., summary merger of fully-owned subsidiary Yao Yong Real Property Company Ltd.

Date of events: 2014/10/31

Contents:

1. Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger

2.	Date of occurrence of the event: 2014/10/31

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): Light Era Development Co., Ltd (“Light Era”) and Yao Yong Real Property Company Ltd (“Yao Yong”), with approvals by the Board of Directors of each company on 31th October, 2014, agreed for summary merger to merge Yao Yong into Light Era. Light Era will be the surviving entity after the merger.

4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): Yao Yong will be the dissolved company after the merger.

5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity: Yao Yong is a fully-owned subsidiary of Light Era. In accordance with Article 19 of Mergers and Acquisitions Act, the two companies are in the same group reorganization. The accounting process of surviving company just adjusts long-term investments and other assets and liabilities. The merger transaction does not involve share exchange ratio or cash dividend or other property to shareholders. There is no impact on shareholders' equity.

6. Purpose/objective of the merger/acquisition: To integrate group’s resources

7.	Anticipated benefits of the merger/acquisition: To save operating costs

8.	Effect of the merger or consolidation on net worth per share and earnings per share: Yao

Yong is a fully-owned subsidiary of Light Era. The merger transaction will not have any influence on the earnings per share and net worth per share of Light Era.

9.	Share exchange ratio and basis of its calculation: N/A

10.	Scheduled timetable for consummation: Record date of the merger is set on 1st November, 2014.

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: From the record date of the merger, Light Era will assume all assets and liabilities of Yao Yong and its effective rights and obligations upon the record date.

12.	Basic information of companies participating in the merger: (1) The main business of Light Era is real estate development and trading. (2)The main business of Yao Yong is real estate management and leasing.

13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): N/A

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: N/A

15.	Other important stipulations: None

16.	Do the directors have any objection to the present transaction?: None